UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES AND EXCHANGE ACT 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

For the transition period from             to

Commission file number 1-15967

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Dun & Bradstreet Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation,

103 JFK Parkway, Short Hills, NJ 07078

The Dun & Bradstreet Corporation 401(k) Plan

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2008	3

Notes to Financial Statements	4–17

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) *	18

Exhibit

EX-23: CONSENT OF PRICEWATERHOUSECOOPERS LLP

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrators of

The Dun & Bradstreet Corporation 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

June 25, 2009

The Dun & Bradstreet Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

(dollars in thousands)

	2008	2007
Assets:
Investments at fair value (see Notes 2, 3 and 4)	$623,832	$840,391

Net assets available for benefits at fair value	623,832	840,391

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (see Note 2)	3,581	(112)

Net assets available for benefits	$627,413	$840,279

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

(dollars in thousands)

2008
Additions:
Additions to net assets attributed to:
Contributions:
Participant	$28,954
Employer	18,824

Total contributions	47,778

Transfers in (see Note 1)	2,762

Total additions	50,540

Deductions:
Deductions from net assets attributed to:
Investment loss:
Net depreciation in fair value of investments (Note 4)	202,605
Interest income	(8,825)
Dividend income	(9,226)

Net Investment Loss	184,554
Benefits paid to participants	78,643
Administrative expenses	209

Total deductions	263,406

Net decrease	(212,866)
Net assets available for plan benefits:
Beginning of year	840,279

End of year	$627,413

See accompanying notes to the financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

1.	Background and Plan Description

The Dun & Bradstreet Corporation (the “Company”) maintains a Trust (the “Trust”) for the purpose of holding the assets of The Dun & Bradstreet Corporation 401(k) Plan (the “Plan”).

The following summary of major Plan provisions in effect for the plan years 2008 and 2007 is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Eligibility

All active team members of the Company are immediately eligible to participate in the Plan on their date of hire. Active team members hired after March 31, 2004, who have not enrolled in the Plan within 60 days of their hire date, will be automatically enrolled at a contribution rate of 3% of pre-tax eligible earnings in the default investment options under the Plan which are the age appropriate Barclays Global Investors LifePath Portfolios. A participant may elect either to change the contribution rate or not participate in the 401(k) Plan within 60 days of their employment date. Employee contributions are immediately 100% vested.

Contributions

Each eligible participant may contribute between 1% to 50% of compensation (subject to the Internal Revenue Service (“IRS”) limit of $230,000 for year 2008 and $225,000 for year 2007) to the Plan on a pre-tax basis and 1% to 16% on a post-tax basis, subject to an overall limit imposed by the Internal Revenue Code (“IRC”). The total pre-tax and post-tax contribution percentage cannot exceed 50%. In addition, participants age 50 and over have the ability to contribute up to an additional $5,000 in pre-tax contributions through the Plan’s catch-up contribution provisions. The total pre-tax, post-tax and catch-up contribution percentage cannot exceed 75% of compensation.

On April 12, 2007, the Company’s Board of Directors amended the Plan effective July 1, 2007 to increase the Company match formula from 50% to 100% of a team member’s contributions and to increase the maximum match from 6% to 7% of such team member’s eligible compensation. In addition the Board approved the extension of the automatic enrollment provision to active team members who did not participate in the Plan.

As a result of Company acquisitions, the following assets were transferred into the Plan during 2008:

401K Transfer of Assets for Plan Year 2008

Plan Year	Transfer Date	Amount	Company Acquired	Acquisition Date
2008	02/01/08	$1,011,042	First Research, Inc.	Q1 - 2007
2008	05/01/08	$1,127,058	Purisma, Incorporated	Q4 - 2007
2008	08/01/08	$624,042	AllBusiness.com, Inc.	Q4 - 2007

		$2,762,142

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Participant Accounts

A separate account is established and maintained for each Plan participant. Contributions by the participant and the Company are invested in one or more of the Plan’s investment funds as designated by the participant. Participants may have no more than 50% of contributions directed to The Dun & Bradstreet Common Stock Fund. Income earned, administrative expenses, and net appreciation or depreciation on Plan investments for a given fund are allocated in proportion to the participant’s account balance in that fund on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

The Plan is a participant directed plan. The Plan currently offers the following sixteen investment options:

The Dun & Bradstreet Corporation Common Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as a small amount of short-term investments held in a Fidelity money market fund to provide liquidity for daily participant activity. Participants cannot direct more than 50% of their current contribution or existing account balance into the Dun & Bradstreet Common Stock Fund.

The Barclays Global Investors Balanced Index Fund is invested approximately 60% in an S&P 500 Index Fund and approximately 40% in a U.S. Debt Market Fund.

The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium and small sized U.S. companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index.

The Barclays Global Investors International Equity Index Fund is invested in stocks from certain countries outside the U.S., which are represented in the Morgan Stanley Capital International Europe, Australasia and Far East Index.

The Barclays Global Investors S&P 500 Index Fund is invested in the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. based companies.

The Barclays Global Investors LifePath Portfolios – including LifePath 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and LifePath Retirement is invested in multiple asset classes in the U.S. and abroad. Each portfolio seeks to produce competitive returns over a set period of time while controlling risk, utilizing a combination of all or some of the following investments: stocks, bonds, real estate investment trusts (“REITs”), Treasury inflation protection securities (“TIPS”), and money market investments. Except for the Retirement Portfolio which maintains a static allocation, as time passes, a team of investment managers at Barclays Global Investors gradually shifts the investment mix from a greater concentration of higher-risk investments (namely stock funds and REITs) to a greater concentration of lower-risk investments (bond funds, TIPS, and money market instruments). The names of the LifePath Portfolios are based on the approximate year when investors will need their money from the portfolio.

The BlackRock Small Cap Growth Fund invests at least 80% of it net assets in equity securities issued by U.S. small capitalization growth companies in which the fund seeks long - term capital appreciation.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered “blue chip” by the fund’s portfolio manager. The fund may also invest in companies believed to have above-average growth potential.

The Fidelity Diversified International Fund is normally invested in non-U.S. securities, primarily in common stock. The fund may invest in emerging markets, convertible securities and cash-equivalent investments.

The Fidelity Equity Income Fund is normally invested at least 80% of assets in equity securities, primarily in income-producing equity securities which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

The Fidelity Low-Priced Stock Fund is normally invested at least 80% of assets in “low-priced” common stocks. Low-priced stocks are stocks that are priced at or below $35 per share at the time of investment. Often these are stocks of smaller, less well-known companies that the fund’s portfolio manager considers undervalued. Effective July 1, 2004, this fund was closed to new investors. Participants with balances in the fund prior to July 1, 2004 can continue to contribute and transfer into and out of the fund. Effective May 13, 2008, the Fidelity Low-Priced Stock Fund was reopened to all participants in the Plan.

The Janus Mid-Cap Value Fund is invested in assets which are common stocks of mid sized companies whose stock prices are believed to be undervalued. The investments seek capital appreciation.

The Munder Mid-Cap Core Growth Fund is invested in at least 80% of its assets in equity securities of mid-capitalization companies. The Fund defines these as companies with a market capitalization similar to those represented by the S&P MidCap 400 Index.

The Northern Small Cap Value Fund is normally invested at least 80% of net assets in equity securities of small capitalization companies with market capitalization that are, at the time of purchase, within the range of the Russell 2000 Index. The fund primarily invests in the securities of U.S. issuers, but it may also invest to a limited extent in the securities of foreign issuers.

The PIMCO Total Return Fund – Institutional Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, traditional guaranteed investment contracts (“GICs”) issued by banks or insurance companies and synthetic GICs. The synthetic GICs are comprised of a high quality fixed income portfolio invested in Galliard fixed income funds and wrap contracts issued by high quality financial institutions. These wrap contracts serve to stabilize the return of the fund by offsetting price fluctuations in the underlying fixed income portfolio.

Effective June 29, 2007, the Moody’s Corporation Common Stock Fund was removed as an investment option in the Plan. Any remaining participant’s assets in the Moody’s Corporation Common Stock Fund on June 29, 2007 were allocated to the Barclay’s Global Investors LifePath Portfolios based on the year the participant would be eligible for retirement.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Payment of Benefits

If a participant leaves the Company for reasons other than retirement, death or total and permanent disability, the participant is entitled to receive the vested value of the account balance. If a participant’s vested account value is $1,000 or less, it will be paid in a lump-sum payment. If the vested value of the account balance is greater than $1,000, a participant may request an immediate lump-sum payment, or a participant may choose to delay payment to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or Individual Retirement Account (“IRA”).

If a participant retires from the Company, in accordance with the terms of the Company’s retirement plan, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, it will be paid in a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive the 401(k) Plan account balance in annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. A participant may choose to delay payment of their account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant becomes totally and permanently disabled while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If the account value is $1,000 or less, the participant will receive a lump-sum payment. If the value of the account balance is greater than $1,000, the participant may request an immediate lump-sum payment or may elect to receive annual installments for a period of up to 20 years, but generally not greater than the participant’s life expectancy or the joint life expectancy of the participant’s and his or her designated beneficiary. A participant may choose to delay payment of the account to a later date, but not beyond April 1 of the year after the participant reaches age 70 1/2. If a lump-sum distribution is received, the participant may be eligible to roll it over into another employer plan or IRA.

If a participant dies while actively employed by the Company, the participant’s account balance will become 100% vested, regardless of the actual years of service. If a participant dies after he or she leaves the Company (other than due to retirement or permanent and total disability) but before any payment from the Plan, the vested account balance may be paid to the participant’s beneficiary in one lump-sum payment.

Participant Loans

Participants may obtain loans from the Plan, which are collateralized by the vested balance in their accounts. The Plan limits the total number and amount of loans outstanding at any time for each participant, to two loans. The minimum loan amount is $500 and the maximum is the lower of 50% of a participant’s vested account balance or $50,000, limited by existing outstanding loans. Additionally, a participant’s loan repayment amount cannot exceed 15% of their semi-monthly gross compensation. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2008 and 2007, interest on participant loans ranged between 6% and 11.5%.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant’s Plan account at the end of three years of vesting service. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if he or she becomes totally and permanently disabled or dies.

Amounts forfeited by non-vested participants who terminated employment during the year ended December 31, 2008 were $574,775. As of December 31, 2008 and 2007, forfeited participant accounts totaled $188,180 and $117,831 and will be used to reduce future Company contributions.

Administration of the Plan

The Board of Directors of the Company appointed three committees to perform certain administrative and fiduciary responsibilities for the Plan. The three committees consist of the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee (the “Administrators”). Fidelity Management Trust Company (the “Trustee”) is the Trustee of the Plan and has custody of the Plan’s assets. Fidelity Investments Institutional Operations Company, Inc. is the record keeper. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

Plan Termination

While the Company has not expressed any intention to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and the IRC, which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (“FASB”), Staff Position (“FSP”), AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. The most significant estimates of the Plan relate to the valuation of investments. Actual results could differ from those estimates.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common/collective trusts, mutual funds, traditional and synthetic guaranteed investment contracts, and short term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. During the year ended December 31, 2008, the fair value of the Plan’s investments depreciated significantly due to sustained volatility in the global financial markets, especially in the equity markets, which in part was a result of a global credit crisis and a general global economic slowdown. As of the date of this report, global markets remain weak and the financial markets continue to experience volatility.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, as well as participant account balances.

The Plan is exposed to credit loss in the event of non-performance by the companies with whom the investment contracts are placed. However, the Plan administrators do not anticipate non-performance by these companies.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

Purchases and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation and depreciation on those investments.

3.	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards “SFAS” No. 157, Fair Value Measurements which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Dun & Bradstreet Corporation Common Stock Fund

Dun & Bradstreet Corporation common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

These investments are investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Collective Investment Trusts are classified within Level 2 of the valuation hierarchy because the NAV’s may not be publicly available.

Mutual Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual Funds are classified within Level 1 of the valuation hierarchy because mutual funds are publicly traded in active markets.

Dun & Bradstreet Stable Value Fund

The Dun & Bradstreet Stable Value Fund is invested in cash equivalents, traditional guaranteed investment contracts (“GICs”) issued by banks or insurance companies and synthetic GICs. Traditional GICs are contracts issued by banks or insurance companies that guarantee principal repayment and a fixed or floating interest rate for a predetermined period of time. The fair value of a traditional GIC is based on the present value of the future cash flows from the GIC using current discount rate. The current discount rate is determined using a Treasury rate for an equivalent remaining duration, and a GIC spread provided by Hueler Companies. Hueler Companies offers stable value indices and comparative market data allowing for effective monitoring and evaluation of a stable value fund. Traditional GICs are classified within Level 2 of the valuation hierarchy as the inputs for determining fair value are observable.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

Synthetic GICs are comprised of a high quality fixed income portfolio and wrap contracts issued by high quality financial institutions. The fair value of a synthetic GIC is the total fair value of the fixed income portfolio (based on the fair value of the underlying fixed income securities) and the value of the wrap contracts. The fair value of the wrap contracts is determined using the replacement method, i.e. the difference between the current wrap fees and the contracted wrap fees via a re-bid process discounted to present value using current discount rate. Synthetic GICs are classified within Level 2 of the valuation hierarchy as the inputs for determining fair value are observable.

Short Term Investment Funds (STIF)

These investments typically include cash, bank notes, corporate notes, government bills and various short-term debt instruments. They typically are collective trusts valued using $1 for the NAV. The short term funds are classified within Level 2 of the valuation hierarchy.

Loans to Participants

Loans to plan participants are valued at amortized cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

(dollars in thousands)	Level 1	Level 2	Level 3	Total
The Dun & Bradstreet Corporation Common Stock Fund	$70,656	—	—	$70,656
Common / Collective Trusts	—	222,363	—	222,363
Mutual Funds	126,454	—	—	126,454
Dun & Bradstreet Stable Value Fund	—	198,047	—	198,047
Short Term Investment Funds	—	147	—	147
Participant Loans	—	—	6,165	6,165

Total Investments at Fair Value	$197,110	$420,557	$6,165	$623,832

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

(dollars in thousands)	Participant Loans
Balance, beginning of year January 1, 2008	$5,497
Issuances, repayments and settlements, net	668

Balance, end of year December 31, 2008	$6,165

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

4.	Investments

Investments held by the Plan at December 31, 2008 and 2007 are summarized as follows:

(dollars in thousands)	2008	2007
At fair value:
Common Stocks	$69,738	$87,900
Common/Collective Trusts	222,363	369,988
Mutual Funds	126,454	182,527
Dun & Bradstreet Stable Value Fund	198,047	192,876
Short Term Investment Funds	1,065	1,603
Participant Loans	6,165	5,497

Total Investments held by the Plan	$623,832	$840,391

Investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007 are as follows:

(dollars in thousands)	2008	2007
At fair value:
Common Stocks:
The Dun & Bradstreet Corporation Common Stock Fund	$69,738	$87,900
Common/Collective Trust:
Barclays Global Investors Mid/Sm Cap Index Fund	*	$49,480
Barclays Global Investors S&P 500 Index	$123,363	$211,489
Mutual Funds:
Fidelity Diversified International Fund	*	$50,953
PIMCO Total Return Fund - Institutional Class	$41,054	*
Dun & Bradstreet Stable Value Fund	$198,047	$192,876

* Represents less than 5%

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

(dollars in thousands)	2008
Common Stocks:
The Dun & Bradstreet Corporation Common Stock	$(10,285)
Common / Collective Trusts:
Barclays Global Investors Mid / Sm Cap Index Fund	(18,248)
Barclays Global Investors S & P 500 Index Fund	(67,958)
Barclays Global Investors International Equity Index Fund	(14,037)
Barclays Global Investors Balance Index Fund	(5,777)
Barclays Global Investors LifePath Portfolio RET D	(785)
Barclays Global Investors LifePath Portfolio 2010 D	(1,033)
Barclays Global Investors LifePath Portfolio 2015 D	(2,292)
Barclays Global Investors LifePath Portfolio 2020 D	(4,102)
Barclays Global Investors LifePath Portfolio 2025 D	(3,594)
Barclays Global Investors LifePath Portfolio 2030 D	(2,893)
Barclays Global Investors LifePath Portfolio 2035 D	(1,145)
Barclays Global Investors LifePath Portfolio 2040 D	(467)
Barclays Global Investors LifePath Portfolio 2045 D	(495)
Mutual Funds:
Black Rock Small Cap Growth	(46)
Fidelity Blue Chip Growth Fund	(8,878)
Fidelity Diversified International Fund	(22,271)
Fidelity Equity Income Fund	(10,588)
Fidelity Low Prices Stock Fund	(11,850)
Janus Mid Cap Core Growth Fund	(47)
Munder Mid-Cap Core Growth	(13,161)
Northern Small Cap Value	(404)
PIMCO Total Return Fund - Institutional Class	(2,249)

$(202,605)

5.	Contracts with Insurance Companies

The Plan had a Special Fixed Income Fund which was comprised of benefit-responsive investment contracts with various insurance companies. These benefit responsive investment contracts or GICs are contracts issued by insurance companies that guarantee a return at a set rate of interest for the life of the contract.

Effective September 28, 2007, the Plan moved these investments to the Dun & Bradstreet Stable Value Fund. The Stable Value Fund is invested in cash equivalents, traditional GICs issued by banks or insurance companies, and synthetic GICs. The Stable Value Fund is invested in broadly diversified portfolios of fixed income securities including financial instruments issued by highly rated companies. Synthetic GICs include security-backed contracts which are comprised of two components, an underlying fixed income portfolio that invests in U.S. domestic fixed income

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

securities (bonds) and a wrap contract issued by a financial institution to provide stability of principal and interest. The Fund may hold traditional GICs and cash equivalents. The traditional GICs previously associated with the Special Fixed Income Fund will remain in the Stable Value Fund until they mature at which time the money from the contracts will be invested in synthetic GICs. By April 2010, all of the existing GICs will have matured.

As described in Note 2, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported to the Plan by the insurance companies, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 3.29% to 5.08% for 2008 and from 3.13% to 5.47% for 2007. Credited interest rates for fixed rate contracts are fixed for the duration of such contracts and depend upon market conditions when the contract is negotiated. For floating rate contracts, interest rates are reset each quarter.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The investment contracts do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.

6.	Tax Status

The IRS had previously determined and informed the Company by a letter dated December 2, 2002, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan had been amended since receiving the determination letter. In January 2008, in accordance with IRS procedures, a request for a new determination letter was filed with the IRS. A response was received dated March 24, 2009 from the IRS advising a favorable determination on the Plan had been made which included all amendments to the Plan made on February 19, 2009 and prior. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision is made for income taxes in the accompanying financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

7.	Related-Party Transactions

Certain Plan investments are in shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services paid to the trustee amounted to $49,000 for the year ended December 31, 2008.

The Plan invests in common stock of The Dun & Bradstreet Corporation and had invested in the common stock of Moody’s Corporation (see Note 1). These qualify as party-in-interest transactions. Following is the activity for the years ending December 31, 2008 and 2007.

(dollars in thousands)	The Dun & Bradstreet Corporation		Moody’s Corporation
	2008	2007	2008	2007
Settled amount from purchases	$3,189	$7,252	—	—
Settled amount from sold	$9,145	$7,320	—	$91,593
Dividend paid	$1,114	$1,022	—	$214
Net appreciation/(depreciation)	$(10,285)	$6,516	—	$(5,949)
Total value of the Plan 12/31	$69,738	$87,900	—	—

8.	Subsequent Events

Effective January 1, 2009, a Roth 401(k) contribution feature was added to the plan. This is an after-tax contribution option which, provided the plan participant meets certain requirements, allows the participant to withdraw their contributions and earnings thereon free of federal tax.

On February 11, 2009, the Company acquired a 100% ownership interest of Quality Education Data. The assets of that company’s plan will not be transferred to the Plan. The plan is being terminated and employees will have the option of rolling over the assets from their previous plan.

Effective February 19, 2009, the Company amended the Plan to decrease the matching contribution to a maximum of 50% of elective deferrals under the Plan to a maximum of 3% of a participant’s eligible compensation. In addition, members of the Company’s Global Leadership Team waived their right to receive employer matching contributions for the remainder of 2009. The Company may, in its discretion, make an additional matching contribution after the end of the 2009 plan year, the amount of which, if any, would be determined based on an assessment of the Company’s performance against its financial goals. This discretionary performance-based matching contribution, if any, will be available only to those participants who made elective deferrals under the Plan and who are employed on the last day of the plan year.

9.	Recently Issued Accounting Standards

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB SFAS No. 133. SFAS No. 161 requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. The Company is currently assessing the impact the adoption of SFAS No. 161 will have, if any, on the Plan’s financial statements.

The Dun & Bradstreet Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2008 and 2007

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities (the “Hierarchy”). The Hierarchy within SFAS No. 162 is consistent with that previously defined in the American Institute of Certified Public Accountants Statement on Auditing Standards No. 69, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The adoption of SFAS No. 162 did not have a material effect on the Plan’s financial statements.

In October 2008, the FASB issued Staff Position (FSP) No.157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset is Not Active. This FSP clarifies the application of the SFAS No. 157 in a market that is not active. The impact of the adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

10.	Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit - responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, there is an adjustment from fair value to contract value for fully benefit- responsive contracts and represents a reconciling item.

The following is a reconciliation of Net Assets Available for Plan Benefits from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2008	December 31, 2007
Net assets available for benefits per financial statements:	$627,413	$840,279
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,581)	112

Net assets available for benefits per Form 5500:	$623,832	$840,391

The following is a reconciliation of the Net decrease in assets from the Plan’s financial statements to the Form 5500:

(dollars in thousands)	December 31, 2008
Net decrease in net assets per financial statements:	$(212,866)
Transfers into the Plan	$(2,762)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,693)

Net loss per Form 5500:	$(219,321)

The Dun & Bradstreet Corporation 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral par or maturity value	Price Per Unit/ Share	Number of Shares / Units	(d) Cost	(e) Current Value
*	The Dun & Bradstreet Corporation Common Stock Fund	Common Stocks and Money Market Funds	77.20	903,347	$41,754,876	$70,656,352

	Barclays Global Investors Mid / Sm Cap Index Fund	Common / Collective Trusts	26.16	1,071,437	**	28,028,794
	Barclays Global Investors S & P 500 Index Fund	Common / Collective Trusts	29.31	4,208,890	**	123,362,574
	Barclays Global Investors International Equity Index Fund	Common / Collective Trusts	10.14	1,730,189	**	17,556,483
	Barclays US Debt Market Fund	Common / Collective Trusts	24.31	320,245	**	7,785,162
	Barclays Global Investors LifePath Portfolio RET D	Common / Collective Trusts	9.18	385,082	**	3,535,056
	Barclays Global Investors LifePath Portfolio 2010 D	Common / Collective Trusts	8.99	500,473	**	4,499,255
	Barclays Global Investors LifePath Portfolio 2015 D	Common / Collective Trusts	8.50	881,321	**	7,491,225
	Barclays Global Investors LifePath Portfolio 2020 D	Common / Collective Trusts	8.11	1,372,885	**	11,134,094
	Barclays Global Investors LifePath Portfolio 2025 D	Common / Collective Trusts	7.78	1,052,969	**	8,192,098
	Barclays Global Investors LifePath Portfolio 2030 D	Common / Collective Trusts	7.50	842,911	**	6,321,830
	Barclays Global Investors LifePath Portfolio 2035 D	Common / Collective Trusts	7.24	322,946	**	2,338,133
	Barclays Global Investors LifePath Portfolio 2040 D	Common / Collective Trusts	7.02	147,087	**	1,032,549
	Barclays Global Investors LifePath Portfolio 2045 D	Common / Collective Trusts	6.83	159,040	**	1,086,244

						222,363,497

	BlackRock Small Cap Growth Fund	Mutual Funds	14.48	16,529	**	239,335
*	Fidelity Blue Chip Growth Fund	Mutual Funds	26.31	518,849	**	13,650,916
*	Fidelity Diversified International Fund	Mutual Funds	21.51	1,152,299	**	24,785,945
*	Fidelity Equity Income Fund	Mutual Funds	30.87	434,650	**	13,417,648
*	Fidelity Low Prices Stock Fund	Mutual Funds	23.12	646,851	**	14,955,205
	Janus Mid-Cap Value Fund	Mutual Funds	12.96	38,850	**	503,500
	Munder Mid-Cap Core Growth Fund	Mutual Funds	17.14	954,396	**	16,358,345
	Northern Small Cap Value Fund	Mutual Funds	10.52	141,493	**	1,488,502
	PIMCO Total Return Fund - Institutional Class	Mutual Funds	10.14	4,048,766	**	41,054,487
*	Fidelity Investments Short Term Fund	Money Market Funds				146,672

						126,600,556

	Dun & Bradstreet Stable Value Fund - Insurance and Investment Contracts
	Traditional GICs
	Metropolitan Life Insurance Co	Insurance Contract #29126 10/01/09 3.61%	1.00	9,618,427	**	9,618,427
	Metropolitan Life Insurance Co	Insurance Contract #29625 04/01/2010 5.00%	1.00	5,700,785	**	5,700,785

	Monumental Life Insurance	Insurance Contract #SV04493Q 4/01/09 4.28%	1.00	8,775,618	**	8,775,618
	Monumental Life Insurance	Insurance Contract #SV04494Q 10/01/09 4.39%	1.00	8,885,192	**	8,885,192
	Monumental Life Insurance	Insurance Contract #SV04572Q 10/01/09 4.42%	1.00	6,519,639	**	6,519,639

	Principal Life Insurance	Insurance Contract #4-04402-12 3/31/09 3.63%	1.00	9,599,679	**	9,599,679
	Principal Life Insurance	Insurance Contract #4-04402-11 3/31/09 3.29%	1.00	5,248,296	**	5,248,296
	Principal Life Insurance	Insurance Contract #4-04402-14 3/31/10 4.88%	1.00	13,253,824	**	13,253,824
	Principal Life Insurance	Insurance Contract #4-04402-13 9/30/09 4.19%	1.00	7,073,017	**	7,073,017

	Prudential Insurance Co	Insurance Contract # 62023 04/01/10 4.47%	1.00	8,738,079	**	8,738,079

	ING Institutional Markets	Insurance Contract # IUS0238 10/01/09 5.08%	1.00	8,472,632	**	8,472,632

	Hartford Life Insurance	Insurance Contract #GA10744A 4/01/10 3.58%	1.00	6,054,512	**	6,054,512

						97,939,700

	Synthetic GICs
	Monumental Life Insurance	Synthetic GIC 4.78% constant duration				—
	State Street Bank & Trust Underlying Assets	Synthetic GIC 4.78% constant duration				—
	Galliard Intermediate Bond Fund (Fixed Income Fund A)	Security-Backed Contracts 4.78%	17.41	3,325,405	**	57,898,401

	Total fair value					57,898,401
	JP Morgan Chase Bank N.A. Underlying Assets	Synthetic GIC 4.43% constant duration				—
	Galliard Short AAA Fund (Fixed Income Fund F)	Security-Backed Contracts 4.43%	11.04	1,961,918	**	21,652,610

	Total fair value					21,652,610

						79,551,011

	Wells Fargo Short-Term Investment Fund	Money Market Funds	1.00	20,555,918	**	20,555,918

	Total Value Dun & Bradstreet Stable Value Fund					198,046,629

	Loans to Participants	Participants Loans (interest rates ranging from 6% - 11.50% and maturing through 2018)				6,165,154

	TOTAL INVESTMENTS					$623,832,188

*	Party In Interest Transactions
**	Not applicable as these are participants-directed transactions

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Benefits Committee, the Qualified Plan Investment Committee and the Plan Administration Committee of The Dun & Bradstreet Corporation have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE DUN & BRADSTREET CORPORATION 401 (k) PLAN

	BY:	/s/ Anthony Pietrontone, Jr.
Anthony Pietrontone, Jr.
Principal Accounting Officer and Corporate Controller, The Dun & Bradstreet Corporation
Date: June 25, 2009

/s/ Patricia A. Clifford
Patricia A. Clifford
Senior Vice President and Chief Human Resources Officer, The Dun & Bradstreet Corporation